Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

May 24, 2024

VIA EDGAR CORRESPONDENCE

Eileen M. Smiley
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust (the “Trust”)
File Nos. 333-273052; 811-23887

Dear Ms. Smiley:

This letter responds to your comments regarding the registration statements filed on Form N-1A for Roundhill ETF Trust (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on November 17, 2023 (the “Registration Statements”). The Registration Statements relate to Roundhill S&P 500 Managed Distribution 10 ETF and Roundhill S&P 500 Managed Distribution 20 ETF (formerly, Roundhill S500 Managed Distribution ETF and Roundhill Tech 100 Managed Distribution ETF, respectively) (each, a “Fund” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements. To the extent that a comment is applicable to both Funds, it has been applied accordingly.

Comment 1 – General

The Staff requests to please complete all incomplete fields.

Response to Comment 1

The Registration Statements have been revised accordingly.

Comment 2 – Principal Investment strategy

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund seeks to provide exposure to the return of the S&P 500 Index (“SPX”) while reflecting a payment of monthly distributions equal to an annualized rate of __ percent (__%).

The Staff requests to please replace the word “reflecting” with something more specific to Fund’s strategy, or otherwise disclose how the Fund is defining the term “reflecting.”

Response to Comment 2

Pursuant to the Staff’s comment, the disclosure has been revised as set forth below:

The Fund seeks to provide exposure to the return of the S&P 500® Index while making monthly distribution payments equal to an annualized rate of ten percent (10%).

Comment 3 – Principal Investment strategy

The Staff references the following disclosure set forth in the first paragraph of the section entitled “Principal Investment Strategies”:

Roundhill Financial Inc. serves as the Fund’s investment adviser (“Roundhill” or the “Adviser”) and ___________ serves as the Fund’s investment sub-adviser (“______” or the “Sub-Adviser”).

As such disclosure is not required to be included pursuant to Form N-1A of the 1940 Act, the Staff believes such disclosure should be deleted.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been deleted.

Comment 4 – Principal Investment strategies

Please explain supplementally to the Staff if the Fund intends to borrow to fund its managed distribution policy, whether other investments to fund managed distributions will be a principal strategy and if any other non-ETF investments will be included in the principal strategy.

Response to Comment 4

The Funds do not currently intend to borrow additional funds to fund the managed distribution policy. The Funds intend to invest substantially all of their assets in SPY FLEX Options that are deeply “in-the-money” at the time of investment.

Comment 5 - Principal Investment Strategies

The Staff request to please add disclosure describing the index that is used. This disclosure may include the index methodology, component selection criteria, index weighting methodology, name of the index provider, and the rebalancing and reconstitution policy including the frequency and number of index components, which could be a range.

Response to Comment 5

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the following disclosure:

Additional Information About the S&P 500® Index

The S&P 500® Index is a measure of large-cap U.S. stock market performance. It is a float-adjusted, market capitalization-weighted index of 500 U.S. operating companies and real estate investment trusts selected through a process that factors in criteria such as liquidity, price, market capitalization, financial viability and public float. It is rebalanced quarterly in March, June, September and December.

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that the S&P 500® Index is so concentrated. As of March 31, 2024, the S&P 500® Index was concentrated in the information technology sector.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Adviser seeks to maximize the amount of the distribution that is categorized as “return of capital” from a tax perspective.

Please explain supplementally to the Staff how the Fund will maximize the portion of its distributions that are characterized as return of capital.

Response to Comment 6

The Funds intend to invest substantially all of their assets in SPY FLEX Options that are deeply “in-the-money” at the time of investment. These positions provide each Fund exposure to the returns of the S&P 500® Index. The Funds utilize the creation and redemption mechanism to maximize the portion of its distributions that are characterized as return of capital.

Comment 7 – General Comment

Please confirm to the Staff whether the Fund anticipates seeking exemptive or no-action relief to distribute capital gains more than once a year.

Response to Comment 7

The Funds do not anticipate seeking any exemptive or no-action relief to distribute capital gains more than once a year.

Comment 8 – Principal Investment Strategies

Please inform the Staff whether the Fund intends to report a distribution rate. In addition, please confirm that any sales literature setting forth the Fund’s distribution yield will be accompanied by the 30-day SEC yield calculation, as set forth in Item 26(b)(4) of Form N-1A. Please explain how the distribution rate included in sales literature will be calculated.

Response to Comment 8

The Funds do not currently intend to report a backwards-looking distribution rate in sales literature. To the extent this intent changes in the future, the Funds confirm that any sales literature setting forth a Fund’s distribution yield will be accompanied by the 30-day SEC yield calculation, as set forth in Item 26(b)(4) of Form N-1A.

Comment 9 – Principal Investment Strategies

Please explain in greater detail how the Fund’s investments in ETFs will be sufficient to generate distributions to provide the target distribution rate.

Response to Comment 9

Each Fund’s investment in the SPY FLEX Options will not be sufficient to provide generate the distribution rate sought by the Fund. This is intentional, as each Fund seeks to maximize the portion of its distribution that is considered “return of capital.”

Comment 10 – Principal Investment Strategies

The Staff notes that the disclosure in the section entitled “Principal Investment Strategies” that the Funds are classified as “non-diversified.” Please explain to the Staff why the Funds selected this classification, given their disclosed principal investment strategies.

Response to Comment 10

The Funds have been classified as “non-diversified” at the time of their launch to allow them to preserve flexibility during the invest-up phase. In the event they are operated in a diversified manner for three consecutive years, their status will automatically convert to “diversified” under the 1940 Act. The decision to elect “non-diversification” at the outset is unrelated to their investment strategy.

Comment 11 – Principal Risks

The Fund does not disclose “passive investment risk.” Does this mean the Underlying ETFs will invest in derivatives or use sampling. If so, please disclose in the section entitled “Principal Investment Strategies.”

Response to Comment 11

Pursuant to the Staff’s comment, “SPY ETF Risks” has been revised to include “Passive Investment Risk.”

Comment 12 – Principal Risks

The Staff requests that the Fund consider adding “Active Management Risk” to “S&P 500 ETF Risk” if the Underlying ETFs are exposed to this risk.

Response to Comment 12

This risk is inapplicable as the SPY ETF utilizes a replication strategy. Accordingly, such risk disclosure has not been added.

Comment 13 – Principal Risks

The Staff requests that the Fund consider adding “Concentration Risk” to “S&P 500 ETF Risk” if the S&P 500 ETFs are exposed to this risk.

Response to Comment 13

Please see Response to Comment 14 below. The disclosure has been revised accordingly.

Comment 14 – Principal Risks

To the extent that the S&P 500 ETFs are subject to the same risks as the Fund, please revise the risk disclosure to make that clarification.

Response to Comment 14

Pursuant to the Staff’s comment, the introduction to “SPY ETF Risk” has been revised to include the following disclosure:

The Fund will have significant exposure to the S&P 500® Index and the SPY ETF through its investments in the SPY FLEX Options. Accordingly, the Fund will subject to the risks of the SPY ETF, set forth below. In addition to these risks, the SPY ETF is also subject to the following risks to which the Fund is also subject, which are described within the section entitled “Principal Risks”: Active Market Risk, Asset Class Risk, Concentration Risk, Cybersecurity Risk, Operational Risk and Structural ETF Risk.

Comment 15 – Tax Information

Given the Fund anticipates a substantial portion of its distributions to be return of capital, the Staff requests the inclusion of disclosure that return of capital is not generally taxed in the year it is received.

Response to Comment 15

Pursuant to the Staff’s comment, the section entitled “Tax Information” has been revised as set forth below:

To the extent the Fund’s distributions are taxed, they are expected to be taxed as ordinary income, qualified dividend income and/or capital gains, unless you are investing through a tax-advantaged arrangement, such as a 401(k) plan or individual retirement account. Any withdrawals made from such tax-advantaged arrangement may be taxable to you. Certain Fund distributions may exceed the Fund’s income and gains for the Fund’s taxable year. Distributions in excess of the Fund’s current and accumulated earnings and profits will be treated as a return of capital. A return of capital distribution generally will not be taxable in the year of its receipt but will reduce the shareholder’s cost basis and will result in a higher capital gain or lower capital loss when those Fund Shares on which the distribution was received are sold. Once a Fund shareholder’s cost basis is reduced to zero, further distributions will be treated as capital gain if the Fund shareholder holds Fund Shares as capital assets.

Comment 16 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that disclosure set forth in Item 9 seems to be identical to the disclosure set forth in Item 4. Please consider whether certain disclosures currently included in Item 4 may be removed in Item 4 or whether there is additional disclosure that can be added to Item 9.

Response to Comment 16

Pursuant to the Staff’s comment, the disclosure set forth in Item 9 has been enhanced.

Comment 17 – Additional Information About the Fund’s Principal Investment Strategies

Please confirm to the Staff that the Fund will only invest the shares of a single Underlying ETF or multiple Underlying ETFs and revise the disclosure accordingly.

Response to Comment 17

The Fund will only invest in FLEX Options that reference the SPY ETF. The disclosure has been revised accordingly.

Comment 18 – Additional Information About the Fund’s Principal Investment Strategies

Please disclose the Fund’s diversification status and concentration policy in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.”

Response to Comment 18

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information About the Fund’s Principal Investment Strategies”:

The Fund will be concentrated (i.e. hold 25% or more of its total assets) in an industry or a group of industries to the extent that S&P 500 Index is so concentrated. The Fund is classified as “non-diversified” under the 1940 Act.

Comment 19 – Management of the Fund

The Staff notes the following disclosure set forth in the section entitled “Management of the Fund”:

The Fund intends to operate in a multi-manager structure pursuant to an exemptive order issued by the SEC for which it has applied.

Please disclose supplementally to the Staff about the status of any exemptive order to operate a multi-manager structure and any other no-action relief or other exemptive relief the Fund anticipates seeking.

Response to Comment 19

The referenced exemptive relief was granted on February 27, 2024 – and the disclosure has been revised accordingly. The Registrant does not currently intend to seek any additional no-action or exemptive relief.

Comment 20 – Dividends, Distributions and Taxes

The Staff notes the following disclosure in the section entitled “Dividends, Distributions and Taxes”:

The Fund has implemented a distribution policy pursuant to which the Fund intends to declare and pay monthly dividends to shareholders at an annual distribution rate that is based on the closing NAV of the Fund on the final day of October each calendar year. The Board may amend this distribution policy at any time, or the Fund may cease distributions entirely, at any time.

The Staff requests to please add disclosure related to the circumstances where the Fund would be able to cease distributions entirely, and what the tax consequences of doing so would be to the Fund and its shareholders.

Response to Comment 20

The referenced disclosure has been revised as set forth below:

The Fund intends to declare and pay monthly dividends to shareholders at an annualized distribution rate of 10% that is based on the closing NAV of the Fund on the final business day of December each calendar year, although this policy may be amended at any time. It is anticipated that the Fund’s distributions will consist primarily or entirely of return of capital, as discussed below. The amount treated as a return of capital will reduce a shareholder’s cost basis in the shareholder’s Fund Shares, thereby increasing the potential gain or reducing the potential loss on the sale of Fund Shares.

Comment 21 – Capital Gains and Losses and Certain Ordinary Income Dividends

The Staff requests to please add disclosure on tax treatment of returns on capital.

Response to Comment 21

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the prospectus entitled “Dividends, Distributions and Taxes”:

To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Fund Shares, which could result in you having to pay higher taxes in the future when Fund Shares are sold, even if you sell the Fund Shares at a loss from your original investment. A “return of capital” is a return, in whole or in part, of the funds that you previously invested in the Fund. A return of capital distribution should not be considered part of the Fund’s dividend yield or total return of an investment in Fund Shares. The tax status of your distributions from a Fund is not affected by whether you reinvest your distributions in additional Fund Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Comment 22 – Power of Attorney

The Staff requests that the powers of attorney be filed as an exhibit and to list the date it was signed by the Trustees.

Response to Comment 22

Such powers of attorney were filed as an exhibit to an amendment to the Registration Statement filed on January 10, 2024, and will be incorporated by reference.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP